

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

March 6, 2009

Mr. Richard Mozer
Devine Entertainment Corporation
Suite 504, 2 Berkeley Street,
Toronto, Ontario, Canada, M5A 2W3

   Re: **Devine Entertainment Corporation**
      Form 10-KSB for the year ended December 31, 2007
      File No. 000-51168

Dear Mr. Mozer:

   We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

            Sincerely,

            David R. Humphrey
            Branch Chief